

July 28, 2010

Mr. Craig Collard
President and Chief Executive Officer
Cornerstone Therapeutics Inc.
1255 Crescent Green Drive, Suite 250
Cary, NC 27518

Re: **Cornerstone Therapeutics Inc.**
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarterly period ended March 31, 2010
Schedule 14A filed April 26, 2010
File No. 000-50767

Dear Mr. Collard:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your Form 10-K for the year ended December 31, 2009 and providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

After reviewing your amended filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Cover Page

1. We note that you have checked both the "accelerated filer" and "smaller reporting company" box on the cover page of the filing. Based on your public float as of June 30, 2009, as also disclosed on the cover page, it does not appear that you qualified as a smaller reporting company for purposes of your 2009 fiscal year Form 10-K. If you disagree, please provide your analysis. Otherwise, please amend your Form 10-K to provide the following information:

   • the information required by Item 6 of Form 10-K regarding Selected Financial Data;

- all information required by Item 402 of Regulation S-K, including a Compensation Discussion and Analysis section;
- information for the last three fiscal years, rather than two, in your Summary Compensation Table, as required by Item 402 of Regulation S-K; and
- the disclosure required by newly revised Item 402(s) of Regulation S-K.

Item 1. Business
Product Development Pipeline, page 9

2. Please revise your disclosure to state the development phase of each product candidates listed here.

Item 1A. Risk Factors, page 34

"Some of our specialty pharmaceutical products are being marketed without approved NDAs or ANDAs." page 43

3. We note the above listed risk factor on page 43. Please revise your disclosure to list the names of the products that you are marketing without approved NDAs or ANDAs.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 68

4. You state on page 8 that the U.S. patent covering the composition of matter of zileuton expires in December 2010. Please revise your disclosure to discuss the expected effect of this expiration on your results of operations and financial position.

Critical Accounting Policies and Estimates
Revenue Recognition
Product Returns, page 81

5. Please revise your discussion to quantify the assumptions you list here (i.e. inventory level in the distribution channel, the shelf life of the products shipped, consumer consumption, etc.) in estimating your product returns. In addition, disclose the effect on your results of operations and financial position of reasonably likely changes in these significant assumptions.

6. Please substantiate your ability to make reasonable estimates of product returns under ASC 605-15-25-1f, 25-3 and 25-4, and therefore your ability to recognize revenue upon product shipment. On page 82, you disclose that you recorded $4.2 million in additional returns reserves related to ALLERX DF and ALLERX PE Dose Packs, SPECTRACEF 200mg and ZYFLO CR and ZYFLO products sold prior to 2009. This additional reserve

represents an 84% increase in your returns reserve at December 31, 2008 and does not appear indicative of the ability to make reasonable estimates.

Price Adjustments and Chargebacks, page 82

7. Please revise your disclosure to quantify the current period adjustment for prior period provisions relating to price adjustment and chargebacks. To the extent you have materially adjusted prior period provisions for price adjustment and chargebacks or believe a reasonably likely change in the assumptions utilized in deriving the estimate will have a material financial impact, please provide the same level of disclosure as requested above for product returns. Otherwise, disclose that you do not expect the future changes in your estimate to be material.

Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Segment and Geographic Information, page 94

8. Please explain to us why it is appropriate to aggregate your three operating segments into a single reportable segment and reference for us the authoritative literature you rely upon to support your position. In your response, please specifically tell us how your segments have similar economic characteristics and meet the criteria as stipulated in ASC 280-10-50-11. Please demonstrate to us how you expect your prescription branded pharmaceutical segment to have similar long-term financial performance as your prescription generic pharmaceuticals segment and your hospital pharmaceuticals segment.

Product Rights, page 97

9. You disclose that you begin amortizing product right intangible assets once FDA approval is obtained and commercialization of the product begins. Please explain to us what product rights you capitalized prior to FDA approval and substantiate for us how these product rights represent probable future economic benefits and are capitalizible under ASC Topic 350-30. In addition, please clarify whether you deem the commercialization of the product to begin upon the receipt of FDA approval. If not, please explain to us how long it takes from regulatory approval to commencement of commercialization and amortization does not begin solely on receipt of regulatory approval.

Advertising, page 100

10. Your statement that you expense advertising expenses related to new products upon the first public showing appears to indicate that you determine the timing of recognizing expenses based on whether it is a new or an existing product, rather than the type of the

advertising activity. Please tell us how your policy complies with ASC 720-35-25. Furthermore, please revise your disclosure to clarify what you mean by "incurred."

Note 8: Stockholders' Equity
Warrants to Purchase Common Stock, page 107

11. You disclose that during 2009 you settled your June 2005 warrants in cash. Please explain to us whether these warrants or any of your other warrants or equity-linked instruments contain cash settlement features. If so, please explain to us why you did not apparently classify these instruments as liabilities as required by ASC 815-40-25-7.

Note 4: Goodwill and Product Rights
Product Rights, page 103

12. Please separately quantify the product rights by each product.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 17

13. For each period presented, disclose the revenues you derived through government funded programs, related rebates, and fees. Quantify the impact that the Healthcare Reforms (i.e. Patient Protection and Affordable Care Act and the companion Healthcare and Education Reconciliation Act) have had on your results of operations and financial position during the quarter ended March 31, 2010 and the estimated impact that they are expected to have.

14. You disclose that you reduced your inventory obsolescence reserve to adjust net inventory for previously reserved inventory that you now expect to sell. Please explain to us how your accounting complies with the guidance in SAB 5:BB.

Schedule 14A filed April 26, 2010

Class A Director Nominees, page 9

15. Please confirm that your next annual filing will contain a description of the qualifications, attributes or skills that led the board of directors to conclude that Craig A. Collard should serve as a director of the company, as required by newly revised Item 401(e) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney at (202) 551-3563 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant